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www.linkedin.com/in/rasmusiholst
(LinkedIn)

Mest repræsenterede kompetencer

Projektstyring
Ejendomshandler
Ejendomsudvikling

RASMUS HOLST

Founder & CEO Coco Development Group I Serial entrepreneur I Board Member I Investor
København, Region Hovedstaden, Danmark

Resumé

Rasmus began his entrepreneurial journey at just 12 years old, selling high-end designer clothing second-hand generating a six figure revenue within a year.

Since then, he has consulted nearly 2,000 companies on company formation, international tax optimization, accounting, and business establishment. In recent years, his expertise has extended to real estate investments in Bali, helping investors navigate this rapidly growing market.

As the Founder & CEO of Coco Development Group, Rasmus has built six luxury resort developments in Bali, with two more launching soon. Under his leadership, Coco has raised over $30 million in funding, grown its portfolio value beyond $100 million, and generated millions in annual revenue.

The company is redefining modern real estate by blending luxury living, investment potential, and lifestyle-driven communities.

In addition to leading Coco Development Group, Rasmus is widely recognized as a business strategist and the go-to expert for entrepreneurs looking to scale their businesses from local to global.

Beyond his ventures, he actively serves on the boards of several high-growth companies and has traveled extensively, gaining international business insights. Today, he is based in Bali, where he continues to drive innovation in real estate and investment.

Erfaring

Coco Development Group

CEO & Founder
januar 2023 - Present (2 år 8 måneder)

Bali, Indonesia

At Coco Development Group, we are redefining luxury real estate investment in Bali. Our mission is to create high-yield, lifestyle-driven properties that offer both exceptional living experiences and strong financial returns.

As one of Bali's fastest-growing real estate development firms, we specialize in:
Luxury resort & residential developments
Strategic real estate investments with high ROI
End-to-end property development – from vision to execution

With six successful developments completed and two more launching soon, we have raised over $30 million in funding and grown our total portfolio value beyond $100 million. Our projects combine visionary architecture, premium locations, and investor-focused returns, ensuring long-term value for our clients.

Regnskabshelten.dk
Owner & founder
april 2020 - Present (5 år 5 måneder)
København, Hovedstaden, Danmark

TheAccountingHero

Helping 2,000+ companies with accounting, bookkeeping, and financial optimization.

Bookkeeping made easy, efficient, and affordable #
-A modern accounting and auditing firm that differentiates itself in a traditional market by offering fixed monthly bookkeeping packages starting at just 495 DKK per month.
-Six months after launching, we have grown to a team of five full-time employees at our office in Sydhavnen and have built a nationwide network of 75+ bookkeepers and auditors.
-Our full-service bookkeeping package is designed for entrepreneurs, but with a network of experienced CFOs and a client portfolio that includes businesses with revenues exceeding 100 million DKK, we also create real value for industry leaders.

Rasmus remains the 100% owner of TheAccountingHero but officially stepped away from daily operations, appointing a CEO who has been leading the company for the past year.

Panorama Festival

Owner & Founder

februar 2020 - Present (5 år 7 måneder)

København, Hovedstaden, Danmark

Two-day festival focused on visual arts and electronic music.

-Project Manager leading a team of three full-time employees.
-Secured 124 successful partnership agreements in just 40 days.
-Instagram Growth: From 0 to 950 followers in 40 days.
-Facebook Reach: 110,000 event views and 4,100 event registrations.
-Attendance: 954 paying guests over two days.
-Media Coverage: Featured in five newspapers, including a personal profile.
-Public Speaking: Gave a talk to nearly 100 students about my work with Panorama Festival.

Our Copenhagen

Owner & Founder

juni 2016 - Present (9 år 3 måneder)

Københavnsområdet, Danmark

Event & Marketing Company:

-Secured sponsorship agreements worth over 250,000 DKK.
-Established 200+ successful partnerships.
-Managed teams of up to 25 people per event.
-Organized events with 3,000+ attendees at peak capacity.
As the parent company for multiple event concepts, Our Copenhagen has launched festivals, communal dining events, street parties, and other social gatherings across the city over the past four years.

Through this journey, I have built a strong network of collaborators, including:

-Strategic partnerships with advertising agencies.
-Sponsors in the alcohol, fashion, tobacco, and food industries.
-Production teams (music, sound, lighting, and more).
-Experts in video, graphic design, and marketing.

SOHO

Projektleder

oktober 2019 - marts 2020 (6 måneder)

København, Hovedstaden, Danmark

Oktober 2019 startede jeg i samarbejde med Soho Nomads - Bubbles & Business med det klare mål at skabe et rum i byen med plads til at tale højt om sine drømme og møde nye ligesindede mennesker at spare med, lære af og udvikle sig sammen med

+ 400 iværksættere af alle niveauer og baggrunde har siden vi startet været med til networking i casual rammer.

Inmix

Client Manager

august 2019 - februar 2020 (7 måneder)

Københavnsområdet, Danmark

Micro-Influencer marketing bureau
- I inmix har jeg arbejdet med alt fra start-ups, mellemstore virksomheder til reklamebureauer med at skabe opsigtsvækkende og målbare kampagner med mikro influencers. Både I Danmark, men også over hele Europa og USA

Ricco Mortensen Fonden

Online markedsføringspraktikant

september 2018 - februar 2019 (6 måneder)

Cypern

• Digitale strategier

• Adwords

• E-mail markedsføring

• Facebook og Instagram annoncering

• Wordpress

Erasmus For Young Entrepreneurs

Iværksætter forløb

september 2018 - februar 2019 (6 måneder)

Cypern

September 2018 tog jeg til Cypern for at udvikle mine kompetencer som online entreprenør.
Dette blev godkendt og støttet af Erasmus for young Entrepreneurs, som er et udviklingsprogram som støtter unge imellem 18 - 25 år, som tager til

udlandet for udvikle sine kompetencer indenfor et givent område indenfor entreprenørskab.

Operation Håb

Eventkoordinator

marts 2017 - maj 2017 (3 måneder)

Københavnsområdet, Danmark

Som eventkoordinator i Operation håb arbejdende med: markedsføring, sponsorsamarbejder, frivilligkoordinering og agerende som frontfigur på møde og eventmessen, var jeg som 1 ud af 8 eventarrangører, med til at skabe et støttearrangement i Enghaveparken for udsatte heksebørn i Nigeria. Arrangementet resulterede i 1200 deltagende og et overskud på 100.000 kr.